Corporate Security Consultants, Inc.
3450 N. Hualapai Way #2195
Las Vegas, NV 89129
(928) 202-8459

January 9, 2009

Ms. Erin Martin
Mr. Tom Kluck, Branch Chief
United States Security and Exchange Commission
Washington, DC 20549

RE: Request for Acceleration Effectiveness of Registration

Dear Sir or Madam,

Corporate Securities Consultants, Inc. hereby requests that its registration statement on Form S-2/A2, File No. 333-15553 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on January 13, 2009 EST, as assumed or thereafter as practical.

The company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Lawrence E. Schreiber

Lawrence E. Schreiber, President
Corporate Securities Consultants, Inc.